Securities and Exchange Commission Washington, D.C.  20549
Schedule 13G/A
Under the Securities and Exchange Act of 1934 (Amendment No.
2)*
RECOVERY ENGINEERING, INC
(Name of Issue)

COMMON
(Title of Class of Securities)

756269106
(Cusip number)

Check the following box if a fee is being paid with this statement [
].  (A fee
is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of
1934 ("Act") or
otherwise subject to
the liabilities in that
section of the Act but
shall be subject to all
other provisions of the
Act (however, see the
Notes).
Cusip Number:
756269106
13G/A



1.   Investment
Advisers, Inc.
2.   Check the
appropriate box if a
member of a group:
(a)[   ]  (b) [ X
] 3.   SEC Use
only
4.   Citizenship
or place of
organization:
Delaware
5.   Sole voting
power: 295494 6.
Shared voting
power:  800
7.   Sole Dispositive
power:
295494
8.   Shared
dispositive power: 800
9.   Aggregate amount
beneficially
owned by each
reporting person:
296,294
10.  Percent of class
represented by amount
in Row 9:
4.98%
11.  Type of Person
Reporting*:  IA

Item 1. a) Name of
Issuer: RECOVERY
ENGINEERING,INC
(b)  Address of
Issuer's Principal
Executive Offices:
9300 North 75th Ave
MINNEAPOLIS,  MN  55428

Item 2.(a)Investment
Advisors, Inc.

(b)  3700 First Bank
Place,
     Box 357,
     Minneapolis, MN
     55440 (c)
     Delaware
Title of Class of
Securities: Common (e)
Cusip Number:
756269106 Item 3    (e)
Investment Advisor
registered under
Section 203 of the
Investment Advisors Act
of 1940.
Item 4.  (a) Amount
beneficially owned:
296,294 (b)  Percent of
Class:  4.98%


(c) Number of shares as
       to which
                      s
                      u
                      c
                      h
                      p
                      e
                      r
                      s
                      o
                      n
                      h
                      a
                      s
                      :

   (I)   Sole power to
vote: 295494
 (ii) Shared power to
      vote:  800
   (iii)Sole power to
dispose or direct
disposition of:  295494
(iv) Shared power to
dispose or direct
disposition of: 800
Item 5.   If this
statement is being
filed to report the
fact that as of  the
date hereof the
reporting person has
ceased to be the
beneficial owner of
more than five percent
of the class of
securities,check the
following:[X] Item 6.
The shares referred to
in this filing are held
by various custodian
banks for various
clients of Investment
Advisors, Inc.
None of the individual
clients or custodian
banks holds more than
5% or more of the
shares.

Item 7.        Not
applicable. Item 8.
Not applicable. Item
9.        Not
applicable. Item 10.
Certification
By signing below I
certify that, to the
best of my knowledge
and belief, the
securities referred to
above were acquired in
the ordinary course of
business and were not
acquired for the
purpose of and do not
have the effect of
changing or influencing
the control of the
issuer of such
securities and were not
acquired in connection
with or as a
participant in any
transaction having such
purposes or effect.
After reasonable
inquiry and to the best
of my knowledge and
belief, I certify that
the infraction set
forth in this statement
is true, complete and
correct.

Date:  10/9/98
/s/  Kelly Thomas
Coughlin

Kelly Thomas Coughlin
Vice President
Director of Compliance